Change in Ownership of a Shareholder

Please be advised of a change in the number of common shares owned by one of the major shareholders of KT Corporation (the “Company”) and KT treasury shares. The change is based on closing of the Company’s registry of shareholders as of June 30, 2005. The increase is as follows:

	Shares owned as of	Shares owned as of		Percent of
Shareholder	12/31/2004	06/30/2005	Changes in shares	outstanding shares

National Pension Corporation	10,654,638	10,332,683	-321,955	3.63%

KT Corporation (treasury shares)	74,090,418	74,090,333	-85	26.01%